FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release and Material Change Report

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                          FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                          NO    X

SIGNATURES

            Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                        ANGLO SWISS RESOURCES INC.

                                                                        (Registrant)

Dated: October 28, 2005BY:                                     Chris Robbins

It’s       Vice President

                                                                                   (Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

October 28, 2005

Securities & Exchange Commission

         VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:                  ANGLO SWISS RESOURCES INC.

                        SEC FILE NO.  0-08797

                        FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM . Reporting Issuer

             Anglo Swiss Resources Inc.

             #1904 – 837 West Hastings Street

             Vancouver, British Columbia,  V6C 3N7

             Phone: 604-683-0484

ITEM 2. Date of Material Change

             October 18, 2005

ITEM 3. Press Release

            The Press Release was issued in Vancouver, British Columbia, on October 21, 2005 via

            CCN Matthews News Service.

ITEM 4. Summary of Material Change

 The Company issued 1,600,000 common shares through the exercise of 1,600,000 options See attached news release, as Schedule A.

ITEM 5. Full Description of Material Change

The Company has received payment of $160,000 from the exercise of 1,600,000 options granted to directors of the Company. With this share issuance the Company has 57,955,688 common shares outstanding.

ITEM 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

              Not applicable.

ITEM 7. Omitted Information

              Not applicable.

ITEM 8 Executive Officer

              For further information please contact:

                           Chris Robbins

                           Vice-President

                            #1904 – 837 West Hastings Street

                           Vancouver, BC  V6C 3N7

                           Tel: (604) 683-0484. email: angloswiss@shaw.ca

ITEM 9. Statement of Senior Officer

              The foregoing accurately discloses the material change referred to herein.

               DATED at Vancouver, British Columbia this 24th day of October, 2005.

                                                                                            ANGLO SWISS RESOURCES INC.

                                                                                            Per:

                                                                                           s/  “Chris Robbins”

                                                                                           Chris Robbins

                                                                                           Director

cc: TSX Venture Exchange

Schedule A

ANGLO SWISS RESOURCES INC #1904 - 837 West Hastings Street Vancouver, B.C. V6C 3N7	October 21, 2005 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin Exchange:AMO

Options Exercised

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) has received payment of $160,000 from the exercise of 1,600,000 options granted to directors of the Company. With this share issuance the Company has 57,955,688 common shares outstanding.

The funds will be used for general working capital and for the current exploration programs on the Company’s diamond properties located in the NWT of Canada. Anglo Swiss is currently compiling new and existing information from public and private sources for its claims, and is conducting a program of selected till sampling in the field to better prioritize further exploration and drill targets.

On behalf of the Board,

"Len Danard" President & CEO For further information please contact: Anglo Swiss Resources Inc. Internet www.anglo-swiss.com Email: angloswiss@shaw.ca	Telephone: 604-683-0484 Fax: 604-683-7497

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.